Exhibit 99.1

argenx Appoints Camilla Sylvest to Board of Directors

September 8, 2022

Amsterdam, the Netherlands – argenx (Euronext & Nasdaq: ARGX), a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases, announced that during the extraordinary general meeting of shareholders held today at 6:30pm CET, Mrs. Camilla Sylvest was appointed as non-executive director to its Board of Directors.

Mrs. Sylvest brings strong strategic and operational leadership in the scaling of global commercial pharmaceutical organizations with a specific focus on company culture and sustainability. The voting result and all documents relating to the shareholders’ meeting will be available on the argenx website at www.argenx.com/investors/shareholder-meetings.

About argenx

argenx is a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx developed and is commercializing the first-and-only approved neonatal Fc receptor (FcRn) blocker in the U.S., Japan, and the EU. The Company is evaluating efgartigimod in multiple serious autoimmune diseases and advancing several earlier stage experimental medicines within its therapeutic franchises. For more information, visit www.argenx.com and follow us on LinkedIn, Twitter, and Instagram.

Media:

Kelsey Kirk

kkirk@argenx.com

Investors:

Beth DelGiacco

bdelgiacco@argenx.com